September 7, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-264220) of Crescent Energy Company

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Credit Suisse Securities (USA) LLC, KKR Capital Markets LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters, hereby join Crescent Energy Company (the “Company”) in requesting that the U.S. Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-264220) (the “Registration Statement”) to become effective as of 4:00 p.m. eastern time on September 8, 2022, or as soon thereafter as is practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there has been distributed or will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the Company’s preliminary prospectus dated September 6, 2022 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We advise that we have complied, and will continue to comply, and that we have been informed by each participating underwriter that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC KKR CAPITAL MARKETS LLC WELLS FARGO SECURITIES, LLC
As representatives of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Derek Deas
Name: Derek Deas
Title: Director

KKR CAPITAL MARKETS LLC

By:	/s/ David Bauer
Name: David Bauer
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Elizabeth Alvarez
Name: Elizabeth Alvarez
Title: Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER